SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE Act of 1934

For the month of August, 2004.

ORIX Corporation

(Translation of Registrant’s Name into English)

3-22-8 Shiba, Minato-Ku, Tokyo, JAPAN
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☑                         Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐                                     No ☑

Table of Documents Filed

Page
1.	ORIX’s First Quarter Consolidated Financial Results (April 1, 2004 - June 30, 2004) filed with the Tokyo Stock Exchange on Thursday, July 29, 2004.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation
Date: August 2, 2004	By:	/s/ Shunsuke Takeda
Shunsuke Takeda
Director Deputy President and CFO ORIX Corporation

Consolidated Financial Results April 1, 2004 — June 30, 2004

July 29, 2004

In preparing its consolidated financial information, ORIX Corporation and its subsidiaries have complied with accounting principles generally accepted in the United States of America, except as modified to account for stock splits in accordance with the usual practice in Japan.

U.S. Dollar amounts have been calculated at Yen 108.43 to $1.00, the approximate exchange rate prevailing at June 30, 2004.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company expects that it will be a “passive foreign investment company” under the U.S. Internal Revenue Code. A U.S. holder of the shares of the Company is therefore subject to special rules of taxation in respect of certain dividend, gain or other income on such shares. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

     Corporate Communications
     ORIX Corporation
     3-22-8 Shiba, Minato-ku, Tokyo 105-8683
     JAPAN
     Tel: (03) 5419-5102 Fax: (03) 5419-5901
     E-mail: raymond_spencer@orix.co.jp

Consolidated Financial Results from April 1, 2004 to June 30, 2004
(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591) Osaka Securities Exchange Nagoya Stock Exchange New York Stock Exchange (Trading Symbol: IX)
Head Office:	Tokyo JAPAN Tel: (03)5419-5102 (URL http://www.orix.co.jp/grp/ir_e/ir_index.htm)

1. Performance Highlights for the Three Months Ended June 30, 2004 and 2003, and the Year Ended March 31, 2004

(1) Performance Highlights — Operating Results (Unaudited)

(millions of JPY)*1

	Total	Year-on-Year	Operating	Year-on-Year	Income before	Year-on-Year
	Revenues	Change	Income	Change	Income Taxes *2	Change
June 30, 2004	193,313	14.2%	31,482	48.5%	37,075	50.8%
June 30, 2003	169,335	5.4%	21,198	(13.6%)	24,582	(6.0%)
March 31, 2004	720,773	—	84,775	—	102,157	—

			Basic	Diluted
	Net Income	Year-on-Year Change	Earnings Per Share	Earnings Per Share
June 30, 2004	23,527	66.9%	281.05	263.42
June 30, 2003	14,098	(16.5%)	168.45	158.71
March 31, 2004	54,020	—	645.52	607.52

1.	Equity in Net Income of Affiliates was a net gain of JPY 4,754 million for the three months ended June 30, 2004, a net gain of JPY 3,384 million for the three months ended June 30, 2003 and a net gain of JPY 17,924 million for the year ended March 31, 2004.

2.	The average number of shares was 83,709,358 for the three months ended June 30, 2004, 83,692,403 for the three months ended June 30, 2003 and 83,685,449 for the year ended March 31, 2004.

3.	Adoption of simplified accounting method Yes ( x ) No ( )

4.	Changes in Accounting Principles Yes ( ) No ( x ) (except for adoptions of new accounting principles)

5.	Changes in Numbers of Consolidated Subsidiaries and Affiliates Yes ( x ) No ( ) Additions: Consolidated Subsidiaries 1, Affiliates 1 Deletions: Consolidated Subsidiaries 3, Affiliates 0

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen or millions of U.S. dollars, except for Per Share amounts which are in single yen.

*Note 2:	“Income before Income Taxes” represents “Income before Discontinued Operations, Extraordinary Gain and Income Taxes.”

(2) Performance Highlights — Financial Position (Unaudited)

		Shareholders’	Shareholders’	Shareholders’
	Total Assets	Equity	Equity Ratio	Equity Per Share
June 30, 2004	5,651,018	594,779	10.5%	7,104.39
June 30, 2003	5,923,307	526,547	8.9%	6,291.50
March 31, 2004	5,624,957	564,047	10.0%	6,739.64

1.	The number of outstanding shares was 83,719,966 as of June 30, 2004, 83,691,779 as of June 30, 2003 and 83,691,007 as of March 31, 2004.

(3) Performance Highlights — Cash Flows (Unaudited)

	Cash Flows	Cash Flows	Cash Flows	Cash and Cash
	from Operating Activities	from Investing Activities	from Financing Activities	Equivalents at End of Period
June 30, 2004	(18,840)	(19,185)	27,140	141,423
June 30, 2003	—	—	—	—
March 31, 2004	152,812	123,978	(328,284)	152,235

2. Forecasts for the Year Ending March 31, 2005 (Unaudited)

	Total	Income before
Fiscal Year	Revenues	Income Taxes	Net Income
March 31, 2005	760,000	109,000	60,000

Note:	Basic Earnings Per Share is forecasted to be JPY 716.67.

Summary of Consolidated Financial Results

1. Three Months Ended June 30, 2004 (First Quarter)

Financial Highlights

Income before Income Taxes*	37,075 million yen (Up 51% year on year)
Net Income	23,527 million yen (Up 67% year on year)
Earnings Per Share (Basic)	281.05 yen (Up 67% year on year)
Earnings Per Share (Diluted)	263.42 yen (Up 66% year on year)
Shareholders ‘ Equity Per Share	7,104.39 yen (Up 13% year on year)
ROE (Annualized)	16.2% (June 30, 2003: 10.9%)
ROA (Annualized)	1.67% (June 30, 2003: 0.95%)

*	“Income before income taxes” refers to “income before discontinued operations, extraordinary gain and income taxes.”

Revenues: 193,313 million yen (Up 14% year on year)

     Although the automobile leasing operations performed steadily, revenues from “direct financing leases” fell compared to the same period of the previous fiscal year as a result of a lower balance of assets as we continued to carefully select new assets and focus on the profitability of each transaction for assets other than those associated with our automobile leasing operations. “Life insurance premiums and related investment income” was flat year on year as we continued to shift to more profitable insurance products. “Residential condominium sales” were down, as fewer condominiums were sold to buyers in the first quarter than planned for this fiscal year. In addition, “gains on sales of real estate under operating leases” were also down compared to the same period of the previous fiscal year due to fewer transactions. On the other hand, revenues from “operating leases” increased due to the recovery of the precision measuring and other equipment rental business and expansion of the automobile rental operations. “Interest on loans and investment securities” was up due mainly to the strong contribution from corporate loans, including non-recourse loans. In addition, “brokerage commissions and net gains on investment securities” increased due to the growth in brokerage commissions owing to an improvement in the stock market in Japan, and increase in net gains on sales of investment securities associated with our venture capital operations. We also saw growth in “other operating revenues” due to the strong performance from our building maintenance operations and from the increase in revenues associated with companies we invested in as part of our corporate rehabilitation business in the second half of the previous fiscal year. As a result, revenues increased 14% to 193,313 million yen compared with the same period of the previous fiscal year.

Expenses: 161,831 million yen (Up 9% year on year)

     “Depreciation-operating leases” and “other operating expenses” increased year on year in line with the increase in revenues. “Selling, general and administrative expenses” were up due mainly to the expenses associated with the increase in the number of consolidated companies in the previous fiscal year. On the other hand, “interest expense” declined due mainly to lower levels of operating assets. In addition, “life insurance costs” decreased mainly as a result of the change in the product mix due to the shift towards more profitable insurance products. “Costs of residential condominium sales” decreased in line with the lower “residential condominium sales.” In addition, the “provision for doubtful receivables and probable loan losses” and “write-downs of securities” both declined compared to the same period of the previous fiscal year. Furthermore, there were no “write-downs of long-lived assets” in the first quarter of this fiscal year. As a result, overall expenses were up 9% year on year to 161,831 million yen.

Net Income: 23,527 million yen (Up 67% year on year)

     “Operating income” was 31,482 million yen, an increase of 49% over the same period of the previous fiscal year. The steady performance from “equity in net income of affiliates” and “gain on sales of affiliates” resulted in an increase in “income before income taxes” of 51% to 37,075 million yen. “Discontinued operations, net of applicable tax effect” was up year on year to 2,739 million yen due to an increase in the number of transactions. Furthermore, the total of “income from discontinued operations, net” of 4,569 million yen (excluding tax effect) and “gains on sales of real estate under operating leases” of 1,445 million yen was 6,014 million yen for the first quarter of this fiscal year, a decrease of 873 million yen compared with the same period of the previous fiscal year. As a result, “net income” rose 67% compared to the same period of the previous fiscal year to 23,527 million yen.

Operating Assets: 4,852,290 million yen (Flat on March 31, 2004)

     Operating assets were flat on March 31, 2004 at 4,852,290 million yen.

Segment Information (“Profits” refer to income before income taxes)

Operations in Japan

     Corporate Financial Services (Segment name changed from “Corporate Finance” to “Corporate Financial Services”): The automobile leasing operations performed steadily and installment loans to corporate customers increased compared to the first quarter of the previous fiscal year. In addition, a lower “provision for doubtful receivables and probable loan losses” contributed to an increase in segment profits to 13,040 million yen compared to 9,345 million yen in the same period of the previous fiscal year.

     Rental Operations (Segment name changed from “Equipment Operating Leases” to “Rental Operations”): Segment profits increased to 2,302 million yen compared to 1,520 million yen in the same period of the previous fiscal year due to the recovery of the precision measuring and other equipment rental business.

     Real Estate-Related Finance: Segment profits improved year on year to 4,906 million yen compared to 3,018 million yen as a result of the expansion of the housing loan operations and the steady performance of the corporate lending operations, including non-recourse loans.

     Real Estate: Although the steady performance from the building maintenance operations and sale of office buildings contributed to profits, the decrease in “residential condominium sales” due to fewer condominiums being sold to buyers in the first quarter than planned for this fiscal year resulted in segment profits of 6,515 million yen down from 8,160 million yen in the same period of the previous fiscal year.

     Life Insurance: This segment moved from a segment loss of 392 million yen in the same period of the previous fiscal year to a segment profit of 1,879 million yen as a result of the shift towards more profitable insurance products and due to the recognition of a “gain on sales of affiliates.”

     Other: Although the contribution from the consumer card loan operations decreased as a result of a stricter credit screening process, the increased contribution from the securities brokerages business that benefited from the recovery of the stock market, venture capital business and “equity in net income of affiliates” resulted in a large increase in segment profits to 6,374 million yen compared to 1,177 million yen in the same period of the previous fiscal year.

Overseas Operations

     The Americas: Although there was a lower “provision for doubtful receivables and probable loan losses,” the loss from an equity method affiliate resulted in a lower segment profit of 1,210 million yen down from 2,131 million yen in the same period of the previous fiscal year.

     Asia and Oceania: Segment profits increased year on year to 5,679 million yen compared to 4,204 million yen due to the steady performance from automobile leasing and corporate lending by a number of companies in the region, as well as from “equity in net income of affiliates.”

     Europe: Segment profits improved to 255 million yen from a segment loss of 258 million yen in the same period of the previous fiscal year as this segment recorded losses on certain equity method investments in the same period of the previous fiscal year.

2. Summary of Cash Flows (Three Months Ended June 30, 2004)

     Cash and cash equivalents decreased by 10,812 million yen, to 141,423 million yen compared to March 31, 2004.

     “Cash flows from operating activities,” which included net income, used 18,840 million yen due mainly to a decrease in accrued expenses and an increase in restricted cash.

     As operating assets were flat, “cash flows from investing activities” used 19,185 million yen and “cash flows from financing activities” provided 27,140 million yen.

     Please note that a consolidated statement of cash flows was not provided for the period ended June 30, 2003 and no comparisons were made regarding the cash flows for operating, investing and financing for that period.

3. Outlook and Forecasts for the Year Ending March 31, 2005

     For the fiscal year ending March 31, 2005, we forecast “revenues” of 760,000 million yen (up 5% compared with the fiscal year ended March 31, 2004), “income before income taxes” of 109,000 million yen (up 7%), and “net income” of 60,000 million yen (up 11%). At this time, we have not made any changes to our original forecasts, which we announced on April 26, 2004 in our earnings announcement for the fiscal year ended March 31, 2004.

Consolidated Financial Highlights
(For the Three Months Ended June 30, 2004 and 2003, and the Year Ended March 31, 2004)
(Unaudited)

(millions of JPY, except for per share data)

		Change
		from
	June 30,	March 31,	Year-on-year	June 30,	Year-on-year	March 31,	Year-on-year
	2004	2004	Change	2004	Change	2004	Change
Operating Assets
Investment in Direct Financing Leases	1,454,461	100%	92%	1,582,153	96%	1,453,575	92%
Installment Loans	2,221,554	99%	97%	2,302,005	99%	2,234,940	98%
Investment in Operating Leases	529,078	99%	101%	523,413	116%	536,702	101%
Investment in Securities	579,193	105%	83%	697,926	92%	551,928	81%
Other Operating Assets	68,004	94%	91%	75,065	56%	72,049	94%

Total	4,852,290	100%	94%	5,180,562	97%	4,849,194	94%

Operating Results
Total Revenues	193,313	—	114%	169,335	105%	720,773	106%
Income before Discontinued Operations, Extraordinary Gain and Income Taxes	37,075	—	151%	24,582	94%	102,157	226%
Net Income	23,527	—	167%	14,098	83%	54,020	179%
Earnings Per Share
Net Income
Basic	281.05	—	167%	168.45	83%	645.52	179%
Diluted	263.42	—	166%	158.71	84%	607.52	178%
Shareholders’ Equity Per Share	7,104.39	105%	113%	6,291.50	106%	6,739.64	112%

Financial Position
Shareholders’ Equity	594,779	105%	113%	526,547	106%	564,047	112%
Number of Outstanding Shares (’000)	83,720	100%	100%	83,692	100%	83,691	100%
Long-and Short-Term Debt and Deposits	3,876,782	100%	92%	4,232,175	94%	3,859,180	91%
Total Assets	5,651,018	100%	95%	5,923,307	97%	5,624,957	95%
Shareholders’ Equity Ratio	10.5%	—	—	8.9%	—	10.0%	—
Return on Equity (annualized)	16.2%	—	—	10.9%	—	10.1%	—
Return on Assets (annualized)	1.67%	—	—	0.95%	—	0.93%	—

New Business Volumes
Direct Financing Leases
New Receivables Added	188,262	—	89%	212,175	89%	801,787	80%
New Equipment Acquisitions	166,937	—	89%	188,194	89%	713,240	80%
Installment Loans	307,530	—	113%	270,959	79%	1,124,276	89%
Operating Leases	40,737	—	100%	40,810	196%	189,737	109%
Investment in Securities	45,486	—	79%	57,370	117%	122,066	53%
Other Operating Transactions	29,354	—	102%	28,655	138%	186,265	160%

Condensed Consolidated Statements of Income
(For the Three Months Ended June 30, 2004 and 2003, and the Year Ended March 31, 2004)
(Unaudited)

(millions of JPY, millions of US$)

	Three Months		Three Months		Year
	ended		ended		ended		U.S. dollars
	June 30,	Year-on-year	June 30,	Year-on-year	March 31,	Year-on-year	June 30,
	2004	Change	2003	Change	2004	Change	2004
		(%)		(%)		(%)
Total Revenues :	193,313	114	169,335	105	720,773	106	1,783

Direct Financing Leases	27,399	96	28,516	93	112,372	91	253
Operating Leases	36,007	117	30,747	105	130,488	106	332
Interest on Loans and Investment Securities	29,904	106	28,314	92	116,744	89	276
Brokerage Commissions and Net Gains on Investment Securities	5,160	159	3,246	63	26,025	240	48
Life Insurance Premiums and Related Investment Income	30,235	99	30,590	93	134,212	97	279
Residential Condominium Sales	12,903	56	23,176	199	98,034	138	119
Gains on Sales of Real Estate under Operating Leases	1,445	26	5,549	557	9,116	280	13
Other Operating Revenues	50,260	262	19,197	100	93,782	116	463

Total Expenses :	161,831	109	148,137	109	635,998	99	1,493

Interest Expense	14,180	87	16,206	86	60,597	84	131
Depreciation — Operating Leases	23,108	113	20,505	106	83,919	105	213
Life Insurance Costs	27,965	95	29,326	99	119,653	95	258
Costs of Residential Condominium Sales	11,803	58	20,372	204	88,679	146	109
Other Operating Expenses	35,610	349	10,217	122	52,561	127	328
Selling, General and Administrative Expenses	39,074	104	37,489	110	161,835	112	361
Provision for Doubtful Receivables and Probable Loan Losses	8,795	73	11,968	93	49,592	91	81
Write-downs of Long-Lived Assets	—	—	—	—	12,345	24	—
Write-downs of Securities	1,468	97	1,506	70	5,240	37	14
Foreign Currency Transaction Loss (Gain), Net	(172)	—	548	77	1,577	130	(2)

Operating Income	31,482	149	21,198	86	84,775	229	290

Equity in Net Income of Affiliates	4,754	140	3,384	209	17,924	289	44
Gain (Loss) on Sales of Affiliates	839	—	—	—	(542)	—	8

Income before Discontinued Operations, Extraordinary Gain and Income Taxes	37,075	151	24,582	94	102,157	226	342

Provision for Income Taxes	16,287	144	11,276	100	51,538	248	150

Income from Continuing Operations	20,788	156	13,306	90	50,619	207	192

Discontinued Operations
Income from Discontinued Operations, Net	4,569		1,338		4,713		42
Provision for Income Taxes	(1,830)		(546)		(1,921)		(17)

Discontinued Operations, Net of Applicable Tax Effect	2,739	346	792	808	2,792	424	25

Extraordinary Gain, Net of Applicable Tax Effect	—	—	—	—	609	19	—

Net Income	23,527	167	14,098	83	54,020	179	217

Note: 1.	Comprehensive Income under FASB Statement No. 130 (“Reporting Comprehensive Income”) was a gain of JPY 32,593 million (US$301 million) for the three months ended June 30, 2004, a gain of JPY 23,188 million for the three months ended June 30, 2003 and a gain of JPY 60,626 million for the year ended March 31, 2004.

2.	“Gains on Sales of Real Estate under Operating Leases” was reclassified as a separate account from previous fiscal year. In addition, “Gains on Sales of Real Estate under Operating Leases” that had been included in “Operating Leases” in the three months ended June, 30, 2003, has been reclassified to conform to this fiscal year’s presentation.

3.	From the previous fiscal year, net income from real estate under operating leases considered to be discontinued operations were reclassified as “Discontinued Operations.” Accordingly, certain amounts in previous year have been reclassified to conform to the presentation for this fiscal year.

4.	“Interest Income on Deposits,” which had been disclosed separately until previous fiscal year, has been included in “Other Operating Revenues” from this fiscal year because it no longer has any significant amount. The statements in previous fiscal year are also amended in order to correspond with this reclassification.

Condensed Consolidated Balance Sheets
(As of June 30, 2004 and March 31, 2004)
(Unaudited)

(millions of JPY, millions of US$)

	June	March	U.S. dollars
	30, 2004	31, 2004	June 30, 2004
Assets
Cash and Cash Equivalents	141,423	152,235	1,304
Restricted Cash	47,711	35,621	440
Time Deposits	749	677	7
Investment in Direct Financing Leases	1,454,461	1,453,575	13,414
Installment Loans	2,221,554	2,234,940	20,488
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(128,726)	(128,020)	(1,187)
Investment in Operating Leases	529,078	536,702	4,879
Investment in Securities	579,193	551,928	5,342
Other Operating Assets	68,004	72,049	627
Investment in Affiliates	164,532	157,196	1,517
Other Receivables	144,404	142,711	1,332
Inventories	134,047	121,441	1,236
Prepaid Expenses	46,233	44,139	426
Office Facilities	71,679	71,196	661
Other Assets	176,676	178,567	1,631

Total	5,651,018	5,624,957	52,117

Liabilities and Shareholders’ Equity
Short-Term Debt	968,280	903,916	8,930
Deposits	294,973	292,545	2,720
Trade Notes, Accounts Payable and Other Liabilities	294,901	279,852	2,720
Accrued Expenses	79,805	96,668	736
Policy Liabilities	577,024	592,782	5,322
Current and Deferred Income Taxes	144,749	153,937	1,335
Deposits from Lessees	82,978	78,491	766
Long-Term Debt	2,613,529	2,662,719	24,103

Total Liabilities	5,056,239	5,060,910	46,632

Common Stock	52,085	52,068	480
Additional Paid-in Capital	70,034	70,015	646
Retained Earnings:
Legal Reserve	2,220	2,220	20
Retained Earnings	502,525	481,091	4,635
Accumulated Other Comprehensive Loss	(24,075)	(33,141)	(222)
Treasury Stock, at Cost	(8,010)	(8,206)	(74)

Shareholders’ Equity	594,779	564,047	5,485

Total	5,651,018	5,624,957	52,117

	June	March	U.S. dollars
	30, 2004	31, 2004	June 30, 2004
Note: Accumulated Other Comprehensive Loss
Net unrealized gains on investment in securities	30,369	25,048	280
Minimum pension liability adjustments	(8,014)	(7,967)	(74)
Foreign currency translation adjustments	(43,419)	(45,629)	(400)
Net unrealized losses on derivative instruments	(3,011)	(4,593)	(28)

Condensed Consolidated Statements of Cash Flows
(For the Three Months Ended June 30, 2004 and the Year Ended March 31, 2004)
(Unaudited)

(millions of JPY, millions of US$)

			U.S. dollars
	Three Months	Year ended	Three Months
	ended June 30,	March 31,	ended June 30,
	2004	2004	2004
Cash Flows from Operating Activities:
Net income	23,527	54,020	217
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	30,850	121,530	285
Provision for doubtful receivables and probable loan losses	8,795	49,592	81
Decrease in policy liabilities	(15,758)	(15,771)	(145)
Gains from securitization transactions	—	(446)	—
Equity in net income of affiliates	(4,754)	(17,924)	(44)
(Gain) loss on sales of affiliates	(839)	542	(8)
Extraordinary gain	—	(609)	—
Gains on sales of available-for-sale securities	(4,352)	(8,728)	(40)
Gains on sales of real estate under operating lease	(1,445)	(9,116)	(13)
Write-downs of long-lived assets	—	12,345	—
Write-downs of securities	1,468	5,240	14
Increase in restricted cash	(12,002)	(17,393)	(111)
Increase in inventories	(9,889)	(18,197)	(91)
Increase in prepaid expenses	(2,166)	(1,974)	(20)
Increase (decrease) in accrued expenses	(17,001)	7,481	(157)
Increase in deposits from lessees	5,158	683	48
Other, net	(20,432)	(8,463)	(190)

Net cash provided by (used in) operating activities	(18,840)	152,812	(174)

Cash Flows from Investing Activities:
Purchases of lease equipment	(210,180)	(873,248)	(1,938)
Principal payments received under direct financing leases	161,092	731,702	1,486
Net proceeds from securitization of lease and loan receivables	—	35,704	—
Installment loans made to customers	(307,530)	(1,130,986)	(2,836)
Principal collected on installment loans	315,993	1,092,698	2,914
Proceeds from sales of operating lease assets	29,799	116,531	275
Investment in and dividends received from affiliates, net	(1,092)	5,822	(10)
Purchases of available-for-sale securities	(42,341)	(90,527)	(390)
Proceeds from sales of available-for-sale securities	17,108	164,860	158
Maturities of available-for-sale securities	9,719	88,601	90
Purchases of other securities	(3,221)	(32,707)	(30)
Proceeds from sales of other securities	838	12,648	8
Purchases of other operating assets	(183)	(8,966)	(2)
Proceeds from sales of other operating assets	2,799	10,468	26
Acquisitions of subsidiaries, net of cash acquired	—	(8,861)	—
Sales of subsidiaries, net of cash disposed	—	24	—
Other, net	8,014	10,215	72

Net cash provided by (used in) investing activities	(19,185)	123,978	(177)

Cash Flows from Financing Activities:
Net increase (decrease) in debt with maturities of three months or less	24,235	(7,276)	224
Proceeds from debt with maturities longer than three months	418,820	1,539,433	3,863
Repayment of debt with maturities longer than three months	(436,484)	(1,893,581)	(4,025)
Net increase in deposits due to customers	2,428	30,078	22
Issuance of common stock	31	8	0
Dividends paid	(2,093)	(2,092)	(19)
Net increase in call money	20,000	5,000	184
Other, net	203	146	1

Net cash provided by (used in) financing activities	27,140	(328,284)	250

Effect of Exchange Rate Changes on Cash and Cash Equivalents	73	(948)	1

Net Decrease in Cash and Cash Equivalents	(10,812)	(52,442)	(100)
Cash and Cash Equivalents at Beginning of Period	152,235	204,677	1,404

Cash and Cash Equivalents at End of Period	141,423	152,235	1,304

Segment Information
(For the Three Months Ended June 30, 2004 and 2003, and the Year Ended March 31, 2004)
(Unaudited)

(millions of JPY)

	Three months ended June 30, 2004			Three months ended June 30, 2003			Year ended March 31, 2004
		Income (Loss)			Income (Loss)			Income (Loss)
		before			before			before
		Income	Operating		Income	Operating		Income	Operating
	Revenues	Taxes*1	Assets	Revenues	Taxes	Assets	Revenues	Taxes	Assets
Operations in Japan
Corporate Financial Services	33,865	13,040	1,841,124	30,993	9,345	1,910,425	128,355	43,787	1,806,686
Rental Operations	20,377	2,302	143,350	16,980	1,520	142,189	74,370	9,342	147,231
Real Estate-Related Finance	16,538	4,906	929,378	10,937	3,018	932,999	54,792	18,102	909,019
Real Estate	37,238	6,515	315,257	37,239	8,160	295,663	143,451	6,244	309,558
Life Insurance	30,260	1,879	561,819	30,590	(392)	592,987	133,391	5,382	582,473
Other	32,772	6,374	419,110	16,231	1,177	395,184	73,986	10,079	412,505

Sub-Total	171,050	35,016	4,210,038	142,970	22,828	4,269,447	608,345	92,936	4,167,472
Overseas Operations
The Americas	10,086	1,210	451,032	11,313	2,131	604,167	47,294	7,601	472,595
Asia and Oceania	13,004	5,679	412,171	12,857	4,204	461,345	53,694	17,848	413,041
Europe	2,265	255	55,550	2,606	(258)	70,657	10,708	(1,252)	56,634

Sub-Total	25,355	7,144	918,753	26,776	6,077	1,136,169	111,696	24,197	942,270

Segment Total	196,405	42,160	5,128,791	169,746	28,905	5,405,616	720,041	117,133	5,109,742

Difference between Segment totals and Consolidated Amounts	(3,092)	(5,085)	(276,501)	(411)	(4,323)	(225,054)	732	(14,976)	(260,548)

Consolidated Amounts	193,313	37,075	4,852,290	169,335	24,582	5,180,562	720,773	102,157	4,849,194

(millions of US$)

	U.S. dollars June 30, 2004
		Income (Loss)
		before
		Income	Operating
	Revenues	Taxes	Assets
Operations in Japan
Corporate Financial Services	312	120	16,980
Rental Operations	188	21	1,322
Real Estate-Related Finance	153	45	8,571
Real Estate	343	60	2,907
Life Insurance	279	17	5,181
Other	303	60	3,866

Sub-Total	1,578	323	38,827
Overseas Operations
The Americas	93	11	4,160
Asia and Oceania	120	52	3,801
Europe	21	3	512

Sub-Total	234	66	8,473

Segment Total	1,812	389	47,300

Difference between Segment totals and Consolidated Amounts	(29)	(47)	(2,550)

Consolidated Amounts	1,783	342	44,750

*Note 1:	“Income (Loss) before Income Taxes” represents “Income before Discontinued Operations, Extraordinary Gain and Income Taxes.”

Note 2:	Results of discontinued operation are not eliminated from “Revenues” and “Income (Loss) before Income Taxes” of each segment, but are eliminated in “Difference between Segment totals and Consolidated Amounts” in the segment information.

Key Quarterly Financial Data (Unaudited)

(millions of JPY)

	Fiscal 2004				Fiscal 2005
	Q1 (03/4-6)	Q2 (03/7-9)	Q3 (03/10-12)	Q4 (04/1-3)	Q1 (04/4-6)
Balance Sheet Data
1) Investment in Direct Financing Leases	1,582,153	1,542,172	1,545,853	1,453,575	1,454,461
Japan	1,242,600	1,237,347	1,255,453	1,183,187	1,183,421
Overseas	339,553	304,825	290,400	270,388	271,040
2) Installment Loans	2,302,005	2,224,486	2,224,670	2,234,940	2,221,554
Japan	1,969,694	1,922,105	1,943,624	1,984,416	1,997,881
Overseas	332,311	302,381	281,046	250,524	223,673
3) Investment in Operating Leases	523,413	487,613	496,570	536,702	529,078
Japan	358,596	333,527	346,064	388,452	385,532
Overseas	164,817	154,086	150,506	148,250	143,546
4) Investment in Securities	697,926	589,918	544,021	551,928	579,193
Japan	528,184	440,598	394,784	399,463	423,111
Overseas	169,742	149,320	149,237	152,465	156,082
5) Other Operating Assets	75,065	72,502	70,556	72,049	68,004
Japan	65,803	64,300	63,008	64,993	61,071
Overseas	9,262	8,202	7,548	7,056	6,933

Total Operating Assets	5,180,562	4,916,691	4,881,670	4,849,194	4,852,290

Allowance for Doubtful Receivables on Direct Financing Leases	(134,740)	(130,015)	(130,851)	(128,020)	(128,726)
and Probable Loan Losses
Allowance/Investment in Direct Financing Leases and Installment Loans	3.5%	3.5%	3.5%	3.5%	3.5%

Total Assets	5,923,307	5,684,598	5,672,032	5,624,957	5,651,018

Short-Term Debt, Long-Term Debt and Deposits	4,232,175	3,977,021	3,941,826	3,859,180	3,876,782
Policy Liabilities	604,830	607,591	600,281	592,782	577,024

Total Liabilities	5,396,760	5,143,520	5,120,264	5,060,910	5,056,239

Shareholders’ Equity	526,547	541,078	551,768	564,047	594,779

Total Liabilities & Shareholders’ Equity	5,923,307	5,684,598	5,672,032	5,624,957	5,651,018

	Q1 (03/4-6)	Q2 (03/7-9)	Q3 (03/10-12)	Q4 (04/1-3)	Q1 (04/4-6)
New Business Volumes
Direct Financing Leases: New receivables added	212,175	186,370	215,975	187,267	188,262
Japan	158,176	139,969	172,006	148,301	150,035
Overseas	53,999	46,401	43,969	38,966	38,227
Direct Financing Leases: New equipment acquisitions	188,194	166,734	192,336	165,976	166,937
Japan	138,479	121,963	151,787	129,688	130,715
Overseas	49,715	44,771	40,549	36,288	36,222
Installment Loans: New loans added	270,959	258,464	293,556	301,297	307,530
Japan	225,042	223,315	247,284	262,005	273,289
Overseas	45,917	35,149	46,272	39,292	34,241
Operating Leases: New equipment acquisitions	40,810	33,722	44,102	71,103	40,737
Japan	29,880	20,354	38,392	55,714	33,195
Overseas	10,930	13,368	5,710	15,389	7,542
Investment in Securities: New securities added	57,370	12,107	19,980	32,609	45,486
Japan	53,835	11,020	6,051	30,006	38,795
Overseas	3,535	1,087	13,929	2,603	6,691
Other Operating Transactions: New assets added	28,655	48,363	28,416	80,831	29,354
Japan	28,655	48,301	28,416	80,831	29,354
Overseas	—	62	—	—	—

(millions of JPY)

	Fiscal 2004				Fiscal 2005
	Q1 (03/4-6)	Q2 (03/7-9)	Q3 (03/10-12)	Q4 (04/1-3)	Q1 (04/4-6)
Income Statement Data
Revenues
1) Direct Financing Leases	28,516	28,349	27,503	28,004	27,399
Japan	21,906	21,865	21,462	21,695	21,698
Overseas	6,610	6,484	6,041	6,309	5,701
2) Operating Leases	30,747	30,858	34,074	34,809	36,007
Japan	21,789	20,885	24,847	25,468	26,928
Overseas	8,958	9,973	9,227	9,341	9,079
3) Interest on Loans and Investment Securities	28,314	31,263	27,860	29,307	29,904
Interest on loans	25,729	29,001	25,820	26,940	27,204
Japan	21,082	23,958	21,706	22,549	23,383
Overseas	4,647	5,043	4,114	4,391	3,821
Interest on investment securities	2,585	2,262	2,040	2,367	2,700
Japan	173	295	165	252	264
Overseas	2,412	1,967	1,875	2,115	2,436
4) Brokerage Commissions and Net Gains on Investment Securities	3,246	4,323	6,595	11,861	5,160
Brokerage commissions	691	1,167	1,006	1,103	1,226
Net gains on investment securities	2,555	3,156	5,589	10,758	3,934
5) Life Insurance Premiums and Related Investment Income	30,590	34,563	28,480	40,579	30,235
Life insurance premiums	27,524	31,114	24,231	36,589	28,007
Related investment income	3,066	3,449	4,249	3,990	2,228
6) Residential Condominium Sales	23,176	19,359	26,329	29,170	12,903
Japan	23,176	19,359	26,329	29,170	12,903
Overseas	—	—	—	—	—
7) Gains (Losses) on Sales of Real Estate under Operating Leases	5,549	2,345	1,121	101	1,445
Japan	5,464	2,317	981	109	1,198
Overseas	85	28	140	(8)	247
8) Other Operating Revenues	19,197	22,734	21,713	30,138	50,260
Japan	17,069	19,745	18,887	27,726	47,207
Overseas	2,128	2,989	2,826	2,412	3,053

Total Revenues	169,335	173,794	173,675	203,969	193,313

Expenses
1) Interest Expense	16,206	15,549	14,845	13,997	14,180
2) Depreciation—Operating Leases	20,505	20,674	20,869	21,871	23,108
3) Life Insurance Costs	29,326	28,917	24,892	36,518	27,965
4) Costs of Residential Condominium Sales	20,372	17,301	24,463	26,543	11,803
5) Other Operating Expenses	10,217	11,529	12,782	18,033	35,610
6) Selling, General and Administrative Expenses	37,489	39,981	39,551	44,814	39,074
7) Provision for Doubtful Receivables and Probable Loan Losses	11,968	11,875	10,839	14,910	8,795
8) Write-downs of Long-Lived Assets	—	4,202	—	8,143	—
9) Write-downs of Securities	1,506	551	1,930	1,253	1,468
10) Foreign Currency Transaction (Gain) Loss, Net	548	(74)	397	706	(172)

Total Expenses	148,137	150,505	150,568	186,788	161,831

Operating Income	21,198	23,289	23,107	17,181	31,482
Equity in Net Income of Affiliates	3,384	8,539	2,707	3,294	4,754
Gain (Loss) on Sales of Affiliates	—	(396)	(136)	(10)	839
Income before Discontinued Operations, Extraordinary Gain and Income Taxes	24,582	31,432	25,678	20,465	37,075
Provision for Income Taxes	11,276	14,889	11,901	13,472	16,287
Income from Continuing Operations	13,306	16,543	13,777	6,993	20,788
Discontinued Operations, Net of Applicable Tax Effect	792	535	696	769	2,739
Extraordinary Gain, Net of Applicable Tax Effect	—	243	—	366	—

Net Income	14,098	17,321	14,473	8,128	23,527

	Q1 (03/4-6)	Q2 (03/7-9)	Q3 (03/10-12)	Q4 (04/1-3)	Q1 (04/4-6)
Key Ratios, Per Share Data, and Employees
Return on Equity (ROE)*	10.9%	13.0%	10.6%	5.8%	16.2%
Return on Assets (ROA)*	0.95%	1.19%	1.02%	0.58%	1.67%
Shareholders’ Equity Ratio	8.9%	9.5%	9.7%	10.0%	10.5%
Debt-to-Equity Ratio (times)	8.0	7.4	7.1	6.8	6.5
Shareholders’ Equity Per Share (yen)	6,291.50	6,465.22	6,594.86	6,739.64	7,104.39
Basic EPS (yen)	168.45	206.96	172.94	97.14	281.05
Diluted EPS (yen)	158.71	194.94	162.72	91.33	263.42
Number of Employees	11,621	11,723	12,698	12,481	14,917

*	annualized

(millions of JPY)

	Fiscal 2004				Fiscal 2005
	Q1 (03/4-6)	Q2 (03/7-9)	Q3 (03/10-12)	Q4 (04/1-3)	Q1 (04/4-6)
Segment Information
Operations in Japan
Corporate Financial Services	30,993	33,269	31,086	33,007	33,865
Rental Operations	16,980	17,717	18,647	21,026	20,377
Real Estate-Related Finance	10,937	13,011	14,723	16,121	16,538
Real Estate	37,239	29,921	35,429	40,862	37,238
Life Insurance	30,590	33,973	27,978	40,850	30,260
Other	16,231	16,398	18,614	22,743	32,772

Sub-Total	142,970	144,289	146,477	174,609	171,050

Overseas Operations
The Americas	11,313	11,916	10,336	13,729	10,086
Asia and Oceania	12,857	13,814	12,831	14,192	13,004
Europe	2,606	2,721	3,133	2,248	2,265

Sub-Total	26,776	28,451	26,300	30,169	25,355

Total Segment Revenues	169,746	172,740	172,777	204,778	196,405

Operations in Japan
Corporate Financial Services	9,345	12,574	11,592	10,276	13,040
Rental Operations	1,520	1,936	2,072	3,814	2,302
Real Estate-Related Finance	3,018	6,101	4,412	4,571	4,906
Real Estate	8,160	(1,831)	1,722	(1,807)	6,515
Life Insurance	(392)	2,899	1,834	1,041	1,879
Other	1,177	1,651	2,253	4,998	6,374

Sub-Total	22,828	23,330	23,885	22,893	35,016

Overseas Operations
The Americas	2,131	1,781	2,123	1,566	1,210
Asia and Oceania	4,204	9,735	2,446	1,463	5,679
Europe	(258)	(1,641)	454	193	255

Sub-Total	6,077	9,875	5,023	3,222	7,144

Total Segment Profits (Income before Income Taxes)	28,905	33,205	28,908	26,115	42,160

Operations in Japan
Corporate Financial Services	1,910,425	1,845,251	1,878,794	1,806,686	1,841,124
Rental Operations	142,189	140,987	141,932	147,231	143,350
Real Estate-Related Finance	932,999	879,964	901,501	909,019	929,378
Real Estate	295,663	275,967	283,227	309,558	315,257
Life Insurance	592,987	570,013	533,708	582,473	561,819
Other	395,184	406,076	412,459	412,505	419,110

Sub-Total	4,269,447	4,118,258	4,151,621	4,167,472	4,210,038

Overseas Operations
The Americas	604,167	541,036	517,134	472,595	451,032
Asia and Oceania	461,345	434,584	419,775	413,041	412,171
Europe	70,657	64,524	57,298	56,634	55,550

Sub-Total	1,136,169	1,040,144	994,207	942,270	918,753

Total Segment Assets	5,405,616	5,158,402	5,145,828	5,109,742	5,128,791